Gryphon Digital Mining, Inc.

1180 N. Town Center Drive

Las Vegas, NV 89144

VIA EDGAR

December 2, 2024

U.S. Securities and Exchange Commission

Office of Crypto Assets

Washington, D.C. 20549

Re:	Gryphon Digital Mining, Inc.
Registration Statement on Form S-3
Filed November 25, 2024
File No. 333-283440

Ladies and Gentleman,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Gryphon Digital Mining, Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Wednesday, December 4, 2024, or as soon as thereafter practicable.

Very truly yours,

/s/ Steve Gutterman
By: Steve Gutterman
Title: Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP